                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                          For the month of July, 2000


                        COMMISSION FILE NUMBER:  1-7239



                                 KOMATSU LTD.
                -----------------------------------------------
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 --------------------------------------------

                    Address of principal executive offices
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                                      -2-

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


1.   Information Distributed to Security Holders
     -------------------------------------------

     The registrant, KOMATSU LTD., distributed to its security holders the following document, which is attached hereto and constitutes a part hereof:

          Notification of Resolution of the 131st Ordinary General Meeting of Shareholders.
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                                     -3-

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                          KOMATSU LTD.
                                                  -----------------------------
                                                          (Registrant)




Date: 11th July, 2000                             By: /s/ Masaru Fukase
                                                      --------------------------
                                                      Masaru Fukase
                                                      Senior Executive Officer
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(TRANSLATION)

                                                                   June 28, 2000


                       NOTIFICATION OF RESOLUTION OF THE
                131ST ORDINARY GENERAL MEETING OF SHAREHOLDERS


TO:  THE SHAREHOLDERS

     We hereby notify you as follows concerning the matters reported and resolutions adopted at the 131st Ordinary General Meeting of shareholders which was held today.

Item of Report:          Balance Sheet as of March 31, 2000 and Business Report
                         and Statement of Income for the 131st business term
                         (April 1, 1999 through March 31, 2000)

Item of Business:

1st Item of Business:    Matters concerning approval of the proposed
                         Appropriation of Profit for the 131st business term
                         (April 1, 1999 - March 31, 2000)

     This item was approved and resolved as proposed, and the cash dividend for the current term was resolved to be payable at (Yen)3.00 per share.

2nd Item of Business:    Matters concerning the election of two directors

     The following two directors were nominated and all were duly elected and assumed office: Messrs. Satoru Anzaki and Toshitaka Hagiwara.


3rd Item of Business:    Matters concerning the election of two statutory
                         auditors

     Messrs. Hiroyuki Watanabe and Masahiro Yoshiike were duly elected and assumed office.

     Messrs. Hiroyuki Watanabe and Masahiro Yoshiike satisfy the conditions of outside statutory auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki Kaisha".
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                                       5

4th Item of Business:    Matters concerning the acquisition of the Company's
                         own shares for transfer to the directors and employees

     This item was approved and resolved as proposed for the Company to acquire
1.2 million ordinary shares of the Company with par value at a maximum total acquisition price of (Yen)1 billion during the period from the closing of this General Shareholders' Meeting until the end of the next General Shareholders' Meeting, for transfer to the Company's directors and employees in the manner set forth at the end of this Notification in accordance with the provisions set forth in Article 210-2 of the Commercial Code for the purpose of providing an incentive to and lifting the morale of the directors and employees towards the improvement of the business performance of the Company. If the total number of the above shares cannot be acquired at the maximum acquisition price stipulated above, the above total number of shares to be acquired and the number of shares to be transferred will be decreased accordingly by a resolution of the Board of Directors.
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                                       6

Manner of the Transfer of the Shares of the Company to the directors and
------------------------------------------------------------------------
employees (Concerning the 4th Item of Business)
-----------------------------------------------

(1)  Manner of the Transfer of the Shares

     To be conducted as provided in Article 210-2, Paragraph 2, Item 3 of the Commercial Code, "Agreement to grant rights to acquire the shares of the Company from the Company at the price set forth in advance" (hereinafter referred to as the "Agreement"). Such Agreement shall be concluded between the Company and the persons granted with such rights designated below in accordance with the resolutions to be passed at this General Shareholders' Meeting and future Board of Directors Meetings.

(2)  Type of Shares Subject to Transfer

     The Company's own ordinary shares with par value

(3)  Persons to be Granted the Rights, and the Number of Shares to be Granted

(a) A total of 440,000 shares to all directors remaining in office as of the closing of the subject General Shareholders' Meeting (7 persons)

(b) A total of 760,000 shares to the executive officers in office pursuant to the Company's Executive Officer System, and the counsels (riji), chief
                                                               ----
     technician, chief technical supervisors, and those who are given the treatment of counsels pursuant to the Company's benefit system as of the closing of the subject General Shareholders' Meeting (39 persons).

(4)  Purchase Price

     The purchase price of the subject shares shall be in the amount of the average of the closing price of the Company's ordinary shares with par value (ordinary trades) of each day (excluding days on which there are no trades of the shares) of the month immediately preceding the month in which the date of the grant falls, at the Tokyo Stock Exchange, multiplied by 1.05, with fractions less than one yen being rounded up to a whole yen. However, the purchase price shall not be less than the closing price of such shares on the date of the grant.

     If the shares are subject to a stock split or if the new shares are issued at a price below the market value (excluding those issuable upon conversion of convertible bonds or exercise of warrants), the purchase price shall be adjusted in accordance with the formula below, with fractions less than one yen being rounded up to a whole yen.
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                                       7

                                             Number of currently  +  Number of newly   X   Amount paid
                                                issued shares         issued shares         per share
                                                                      -------------------------------
                                                                      Stock price before stock split
                                                                             or new issuance


Purchase price = Purchase Price   +          ---------------------------------------------------------
after adjustment    before adjustment        Number of currently issued shares   +  Increased
                                             number of shares due to stock split or issuance
                                             of new shares

(5)  Period for Exercising the Rights

     From July 1, 2001 to June 30, 2006. Notwithstanding the foregoing, if any of the persons who are granted the above rights dies before the end of the exercising period, his or her heir may exercise the rights within 24 months of the date of the death of the person.

(6)  Conditions for Exercising the Rights

(a) Any of the persons who have been granted the above rights may exercise his or her rights pursuant to the Agreement even after the person is no longer a director or an employee of the Company. If any of the persons granted the rights dies, his or her heir may exercise the rights pursuant to the Agreement.

(b)  The granted rights may not be transferred or pledged.

(c) The other conditions to the exercise of rights shall be provided in the Agreement.



                                        Sincerely yours,
                                        KOMATSU LTD.
                                        3-6, Akasaka 2-chome
                                        Minato-ku, Tokyo

                                        By:  Satoru Anzaki
                                             President and
                                             Representative Director
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                                       8

             Payment of Cash Dividend for the 131st Business Term


     Cash dividends resolved in the above 1st Item of Business shall be paid in accordance with the following procedures:

1. Shareholders who have not designated a bank account for the transfer of payment shall receive the payment at the local post office by presenting the "Notice of Payment by Postal Transfer" enclosed herein.

2. Shareholders who have designated a bank account for the transfer of payment are requested to confirm the "Dividend Statement" and "Confirmation of the Bank Account to which Payment will be Transferred" which are enclosed herein.

     In addition, the "Business Report of 131st Business Term" is enclosed for your information. (This Business Report includes the list of directors and auditors as of this date.)